July 10, 2024

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

       Re: Webus International Ltd.
           Amendment No. 6 to Registration Statement on Form F-1
           Filed June 27, 2024
           File No. 333-269684
Dear Zheng Nan:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1
Exhibits

1. You disclose under Liquidity on page 90 that on April 17, 2024, you entered into a funding support agreement with Mr. Zheng Nan, one of your major shareholders, in which
       Mr. Zheng Nan promised to provide a line of credit in the amount up to RMB6,000,000
       ($845,082) and up to RMB10,000,000 ($1,408,471) as a guarantee for your future bank
       credit applications. This agreement will expire on December 31, 2025. Please file this funding support agreement as an exhibit, or provide your analysis that such agreement is not required to be filed. See Item 601(b)(10) of Regulation S-K.
2. Please file your Form of Amended and Restated Memorandum and Articles of Association before effectiveness.
 July 10, 2024
Page 2

        Please contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Fang Liu. Esq.